UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the three months ended June 30, 2015, filed on August 6, 2015 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: August 6, 2015

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

June 30, 2015

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Three months ended June 30, 2015	Three months ended June 30, 2014	Year ended March 31, 2015
Net sales	1,857,843	1,852,280	7,715,037
Income before income taxes	72,675	55,111	182,456
Net income attributable to Panasonic Corporation	59,519	37,929	179,485
Comprehensive income attributable to Panasonic Corporation	140,501	34,023	437,933
Total Panasonic Corporation shareholders’ equity	1,940,485	1,563,668	1,823,293
Total equity	2,107,054	1,587,793	1,992,552
Total assets	6,037,585	5,235,960	5,956,947
Net income per share attributable to Panasonic Corporation common shareholders, basic (yen)	25.75	16.41	77.65
Net income per share attributable to Panasonic Corporation common shareholders, diluted (yen)	25.75	—	77.64
Panasonic Corporation shareholders’ equity / total assets (%)	32.1	29.9	30.6
Net cash provided by operating activities	86,740	127,638	491,463
Net cash used in investing activities	(72,835)	(42,046)	(138,008)
Net cash provided by (used in) financing activities	(69,144)	(37,740)	257,615
Cash and cash equivalents at end of period	1,247,544	634,329	1,280,408

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Diluted net income per share attributable to Panasonic Corporation common shareholders in three months ended June 30, 2014 has been omitted because the Company did not have potential dilutive common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 464 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

Panasonic supplies spectrum of electric/electronic equipment and related products, which is categorized into the following five segments: Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, and Other.

During the three months ended June 30, 2015, there were changes in principal businesses and major affiliated companies as follows.

Consolidated subsidiary:

As of April 1, 2015, SANYO North America Corporation (Automotive & Industrial Systems and Other) was merged to Panasonic Corporation of North America.

Associated company under the equity method:

As of June 30, 2015, Panasonic acquired 49% of shares in Ficosa International S.A. (Ficosa) which is a mirror manufacture for automotive-use in Spain classifying it as an associated company under the equity method.

The Company’s consolidated financial statements have been prepared in conformity with U.S. GAAP, and the scope of affiliates are disclosed based on the definition of those accounting principles. The same applies to “II The Business Overview.”

II	The Business Overview

(1)	Operating Results

During the fiscal 2016 first quarter under review, the economic expansion was slower in China and sluggish in some ASEAN countries. In Japan, personal spending was moderately weak, despite the improvement of the employment environment and signs of recovery in capital investment. In Europe and the U.S., economic recovery was slow but continuing.

Under such business circumstances, Panasonic positions its fiscal 2016 as a year to make a major change towards generating profit from sales growth. Recognizing its recent business conditions, Panasonic has carefully determined the business fields for its sustainable growth and has been promoting various initiatives.

As one of the initiatives during the fiscal 2016 first quarter, for housing business, the Company decided on capital investment to boost capacity of solar cells at its production sites in Japan to meet growing demand in the global solar market. For automotive business, Ficosa in Spain and the Company announced the agreement on their capital and business alliance in September 2014 to launch electronic mirror systems business in a timely manner. After completing approval procedures from related authorities, Panasonic has a 49% stake in Ficosa in June 2015. Accordingly the Company started business alliance with Ficosa and is involved in its management.

Consolidated group sales for the fiscal 2016 first quarter were 1,857.8 billion yen in line with the same period of fiscal 2015 (a year ago). Domestic sales decreased year on year due mainly to slower recovery in housing market and the effect of demand surge before the tax hike remaining for some products in the same period of last year. Overseas sales increased year on year due mainly to a positive effect from yen depreciation and sales increases in BtoB solutions, automotive electronic and LCD panel businesses, although sales in TVs decreased significantly due mainly to downsizing marketing activities to pursue better profitability.

Operating profit* decreased by 7% to 76.6 billion yen from a year ago due mainly to the negative impact on profitability such as sales decrease excluding the effect of exchange rate, despite streamlining of material-related process and the restructuring.

Income before income taxes increased by 32% to 72.7 billion yen comparing with the same period of last year. This was due mainly to the expenses for preventing further accidents with the residential water heating systems incurred a year ago and the improvement in the financial income (loss) in fiscal 2016.

Net income attributable to Panasonic Corporation significantly increased by 57% to 59.5 billion yen from a year ago, due to the benefit from the revaluation of deferred tax assets as a result of the board resolution to apply for consolidated tax in Japan.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

The Company’s first quarter consolidated sales and profits by segment with previous year comparisons are summarized as follows:

Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

Appliances

Sales decreased by 3% to 599.0 billion yen from a year ago. This was due mainly to sales decreases in TV business as a result of downsizing marketing activities. However, sales in laundry systems and vacuum cleaner, and cold chain businesses were favorable mainly in Japan.

Segment profit decreased by 23% to 23.8 billion yen from a year ago due mainly to Japanese yen depreciation and Brazilian real depreciation. Another impact from sales decreases also dragged down profitability.

Eco Solutions

Sales decreased by 4% to 370.2 billion yen compared with the previous year. This was due mainly to the backlog orders associated with undelivered products due to the winter storms and the demand surge prior to the consumption tax hike in Japan occurred a year ago. Flagging sales in housing system and energy system businesses because of slower recovery in Japanese housing market and weakening solar panel market also resulted in the overall sales decrease.

Segment profit significantly decreased by 43% to 9.2 billion yen from a year ago due mainly to sales decrease, product price declines and negative impact of exchange rate fluctuation, despite the positive impact of rationalization in materials and others.

AVC Networks

Sales increased by 5% to 271.2 billion yen from a year ago. This result was due mainly to favorable sales of the vertical solution business in North America, and visual and imaging business including security system business in Japan. In addition, solutions business sales expanded especially in Japan.

Segment profit was 5.1 billion yen, turned to black, compared with a loss of 3.1 billion yen a year ago, due to profit improvement by sales increase mainly in vertical solution business.

Automotive& Industrial Systems

Sales increased by 2% to 696.6 billion yen from a year ago. Favorable sales in automotive electronics business such as cameras for automotive-use, LCD panels business and FA business, as well as the positive impact of exchange rate fluctuation, contributed to the overall increase.

Segment profit increased by 35% to 28.5 billion yen from a year ago due mainly to rationalization in materials, fixed-cost reductions and the positive impact of exchange rate fluctuation, although R&D costs mainly in automotive business increased.

Other

Sales decreased by 14% to 123.1 billion yen from a year ago due mainly to the business transfers.

Segment loss was 5.2 billion yen, compared with a loss of 2.0 billion yen a year ago, worsened from a year ago.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of June 30, 2015 increased by 80.6 billion yen to 6,037.6 billion yen from March 31, 2015. This was due mainly to yen depreciation and the seasonal increase in its inventory, despite decreases in cash and cash equivalent and account receivables.

The Company’s consolidated total liabilities as of June 30, 2015 decreased by 33.9 billion yen to 3,930.5 billion yen from March 31, 2015. This was due mainly to redemption of unsecured straight bonds.

Panasonic Corporation shareholders’ equity increased by 117.2 billion yen, compared with March 31, 2015, to 1,940.5 billion yen. This was due mainly to recording Net income attributable to Panasonic Corporation and improvement in accumulated other comprehensive income (loss) along with yen depreciation. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity was 2,107.1 billion yen.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities for the first quarter ended June 30, 2015 amounted to 86.7 billion yen, down 40.9 billion yen from a year ago. This was due mainly to worsening working capital including inventories.

Cash flows from investing activities

Net cash used in investing activities amounted to 72.8 billion yen, up 30.8 billion yen from a year ago. This was due mainly to purchase of associated companies’ shares.

Accordingly, free cash flow (net cash provided by operating activities plus net cash provided by investing activities) decreased by 71.7 billion yen from a year ago to 13.9 billion yen.

Cash flows from financing activities

Net cash used in financing activities amounted to 69.1 billion yen, up 31.4 billion yen from a year ago. This was due mainly to redemption of unsecured straight bonds.

Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 1,247.5 billion yen as of June 30, 2015, down 32.9 billion yen compared with the end of the fiscal 2015.

(5)	Research and Development

Panasonic’s R&D expenditures for the three months ended June 30, 2015 totaled 111.1 billion yen, up 3% from a year ago. There were no significant changes in R&D activities for the period.

(6)	Capital Investment

Panasonic’s capital investment (tangible assets) for the three months ended June 30, 2015 totaled 42.5 billion yen, up 3% from a year ago.

(7)	Depreciation

Panasonic’s depreciation (tangible assets) for the three months ended June 30, 2015 totaled 58.0 billion yen, down 0.5% from a year ago.

(8)	Number of Employees

Number of employees at the end of the first quarter of fiscal 2016 was 253,864, a decrease of 220, compared with the end of the fiscal 2015.

(9)	Risk Factors

There were no risks newly identified during the three months ended June 30, 2015.

There were no significant changes with regard to the “Risk Factors” stated in the annual securities report of the prior fiscal year.

(10)	Others

Panasonic and Panasonic Information Systems Co., Ltd. (Panasonic IS) conducted a share exchange which resulted in Panasonic IS becoming a wholly-owned subsidiary of Panasonic effective August 1, 2015. Shares of Panasonic IS were delisted from the Tokyo Stock Exchange as of July 29, 2015 prior to the effective date.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of June 30, 2015: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo and Nagoya stock exchanges in Japan.

(2)	Amount of Common Stock (Stated Capital) as of June 30, 2015: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2015

	Yen (millions)
Assets	June 30, 2015	March 31, 2015
Current assets:
Cash and cash equivalents	1,247,544	1,280,408
Time deposits	22,449	18,470
Trade receivables:
Notes	79,907	79,055
Accounts	912,217	937,986
Allowance for doubtful receivables	(26,142)	(24,947)

Net trade receivables	965,982	992,094

Inventories (Note 2)	843,583	762,670
Other current assets	417,393	359,098

Total current assets	3,496,951	3,412,740

Investments and advances (Note 3)	352,512	313,669

Property, plant and equipment (Note 5):
Land	269,599	268,658
Buildings	1,432,369	1,422,561
Machinery and equipment	2,810,814	2,776,617
Construction in progress	42,619	54,358

	4,555,401	4,522,194
Less accumulated depreciation	3,192,230	3,147,363

Net property, plant and equipment	1,363,171	1,374,831

Other assets:
Goodwill	456,657	457,103
Intangible assets (Notes 5)	169,237	172,898
Other assets	199,057	225,706

Total other assets	824,951	855,707

	6,037,585	5,956,947

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2015

	Yen (millions)
Liabilities and Equity	June 30, 2015	March 31, 2015
Current liabilities:
Short-term debt, including current portion of long-term debt	228,293	260,531
Trade payables:
Notes	259,062	236,970
Accounts	736,232	746,335

Total trade payables	995,294	983,305

Accrued income taxes	49,595	39,733
Accrued payroll	257,498	206,686
Other accrued expenses	868,438	887,585
Deposits and advances from customers	95,205	79,277
Employees’ deposits	122	584
Other current liabilities	274,859	275,099

Total current liabilities	2,769,304	2,732,800

Noncurrent liabilities:
Long-term debt	711,255	712,385
Retirement and severance benefits	270,910	332,661
Other liabilities	179,062	186,549

Total noncurrent liabilities	1,161,227	1,231,595

Equity (Note 7):
Panasonic Corporation shareholders’ equity:
Common stock : Authorized - 4,950,000,000 shares Issued - 2,453,053,497 shares	258,740	258,740
Capital surplus	983,962	984,111
Retained earnings (Note 13)	1,057,647	1,021,241
Accumulated other comprehensive income (loss) (Note 8):
Cumulative translation adjustments	48,569	11,858
Unrealized holding gains of available-for-sale securities (Note 3)	29,595	14,285
Unrealized holding gains of derivative instruments	135	3,135
Pension liability adjustments	(190,568)	(222,529)

	(112,269)	(193,251)

Treasury stock, at cost: 141,817,371 shares (141,789,018 shares as of March 31, 2015)	(247,595)	(247,548)

Total Panasonic Corporation shareholders’ equity	1,940,485	1,823,293

Noncontrolling interests	166,569	169,259

Total equity	2,107,054	1,992,552
Commitments and contingent liabilities (Notes 4 and 11)

	6,037,585	5,956,947

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Three months ended June 30, 2015 and 2014

Consolidated Statements of Income
	Yen (millions)
	Three months ended June 30
	2015	2014
Revenues, costs and expenses:
Net sales	1,857,843	1,852,280
Cost of sales (Note 8)	(1,334,065)	(1,331,876)
Selling, general and administrative expenses	(447,220)	(438,118)
Interest income	5,930	3,159
Dividends received	1,058	1,008
Other income (Notes 8 and 9)	9,702	6,434
Interest expense	(4,656)	(4,805)
Impairment losses of long-lived assets (Note 5)	(1,020)	(884)
Other deductions (Notes 8 and 9)	(14,897)	(32,087)

Income before income taxes	72,675	55,111
Provision for income taxes (Note 9)	11,306	14,997
Equity in earnings of associated companies	4,359	1,972

Net income	65,728	42,086
Less net income attributable to noncontrolling interests	6,209	4,157

Net income attributable to Panasonic Corporation (Note 7)	59,519	37,929

	Yen
Net income per share attributable to Panasonic Corporation common shareholders :
Basic	25.75	16.41
Diluted	25.75	—

Consolidated Statements of Comprehensive Income

	Yen (millions)
	Three months ended June 30
	2015	2014
Net income	65,728	42,086
Other comprehensive income (loss), net of tax (Note 8)
Translation adjustments	38,011	(20,170)
Unrealized holding gains of available-for-sale securities	15,257	3,550
Unrealized holding gains (losses) of derivative instruments	(3,016)	1,144
Pension liability adjustments	30,716	9,799

	80,968	(5,677)

Comprehensive income (Note 7)	146,696	36,409

Less Comprehensive income attributable to noncontrolling interests	6,195	2,386

Comprehensive income attributable to Panasonic Corporation	140,501	34,023

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2015 and 2014

	Yen (millions)
	Three months ended June 30
	2015	2014
Cash flows from operating activities:
Net income	65,728	42,086
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,201	69,121
Net gain on sale of investments	(217)	(1,328)
Provision for doubtful receivables	1,858	668
Deferred income taxes (Note 9)	(25,801)	(4,906)
Write-down of investment securities (Note 9)	2	2
Impairment losses on long-lived assets (Note 5)	1,020	884
Cash effects of change in:
Trade receivables	36,829	40,015
Inventories	(72,128)	(53,681)
Other current assets	(21,628)	(36,246)
Trade payables	19,562	33,677
Accrued income taxes	10,266	(10,826)
Accrued expenses and other current liabilities	10,994	47,420
Retirement and severance benefits	(17,948)	(9,564)
Deposits and advances from customers	16,413	6,630
Other, net	(6,411)	3,686

Net cash provided by operating activities	86,740	127,638

Cash flows from investing activities:
Proceeds from disposition of investments and advances	2,016	10,998
Increase in investments and advances	(22,141)	(1,418)
Capital expenditures	(56,445)	(51,087)
Proceeds from disposals of property, plant and equipment	8,657	9,029
Increase in time deposits, net	(3,979)	(1,480)
Other, net	(943)	(8,088)

Net cash used in investing activities	(72,835)	(42,046)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2015 and 2014

	Yen (millions)
	Three months ended June 30
	2015	2014
Cash flows from financing activities:
Increase (decrease) in short-term debt with maturities of three months or less, net	5,208	(4,682)
Proceeds from short-term debt with maturities longer than three months	2,754	5,763
Repayments of short-term debt with maturities longer than three months	(549)	(403)
Repayments of long-term debt	(42,646)	(3,687)
Dividends paid to Panasonic Corporation shareholders (Notes 7 and 13)	(23,113)	(18,492)
Dividends paid to noncontrolling interests (Note 7)	(10,348)	(14,836)
Repurchase of common stock (Note 7)	(49)	(16)
Sale of treasury stock (Note 7)	2	1
Purchase of noncontrolling interests (Note 7)	(133)	(1,009)
Other, net (Note 7)	(270)	(379)

Net cash used in financing activities	(69,144)	(37,740)

Effect of exchange rate changes on cash and cash equivalents	22,375	(5,990)

Net increase (decrease) in cash and cash equivalents	(32,864)	41,862

Cash and cash equivalents at beginning of period	1,280,408	592,467

Cash and cash equivalents at end of period	1,247,544	634,329

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner that reflects adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” All significant intercompany balances and transactions have been eliminated on consolidation.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. These investments are included in “Investments and advances” in the consolidated balance sheets.

The Company has 464 consolidated subsidiaries and 93 associated companies under equity method as of June 30, 2015.

The Company accounts for the defined benefit pension plans and the lump-sum payment plans in accordance with the provisions of ASC 715, “Compensation-Retirement Benefits.” In accordance with the provisions, funded status of defined benefit pension plans (that is the balance of plan assets less benefit obligations) is recognized on the consolidated balance sheets and pension liability adjustments, net of tax, are recorded in the “Accumulated other comprehensive income (loss).”

Actuarial net gains and losses in excess of the corridor (10% of benefit obligations or fair value of plan assets, whichever is greater) are amortized over the average remaining service period of employees, except for the plan described as follows.

The Company and certain domestic subsidiaries made a transition from the defined benefit pension plan to a defined contribution pension plan, effective after the date of transition with respect to employees’ future service. Actuarial net gains and losses related to the defined benefit pension plan that are maintained for employees’ past service in excess of the corridor are amortized over the average remaining life expectancy of plan participants.

(c)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by segment for the three months ended June 30, 2015 were as follows: Appliances—29%, Eco Solutions—18%, AVC Networks—13%, Automotive & Industrial Systems—34% and Other—6%. A sales breakdown by geographical market was as follows: Japan—44%, North and South America—17%, Europe—9%, and Asia and Others—30%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans and assets acquired and liabilities assumed in business combinations.

Management evaluated the subsequent events through August 6, 2015, the issue date of the Company’s consolidated financial statements.

(e)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform with the presentation used for fiscal 2016.

(2)	Inventories

Inventories at June 30 and March 31, 2015 are summarized as follows:

	Yen (millions)
	June 30, 2015	March 31, 2015
Finished goods	517,028	473,640
Work in process	141,113	121,183
Raw materials	185,442	167,847

	843,583	762,670

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value and net unrealized holding gains of available-for-sale securities included in investments and advances at June 30 and March 31, 2015 are as follows:

	Yen (millions)
	June 30, 2015
	Cost	Fair value	Net unrealized holding gains
Noncurrent:
Equity securities	22,842	98,214	75,372
Corporate and government bonds	2,355	2,374	19
Other debt securities	2	2	—

	25,199	100,590	75,391

	Yen (millions)
	March 31, 2015
	Cost	Fair value	Net unrealized holding gains
Noncurrent:
Equity securities	21,753	74,556	52,803
Corporate and government bonds	2,355	2,371	16
Other debt securities	2	2	—

	24,110	76,929	52,819

The carrying amounts of the Company’s cost method investments totaled 21,405 million yen and 21,877 million yen at June 30 and March 31, 2015, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets. Future minimum lease payments under operating leases at June 30, 2015 are as follows:

Yen (millions)
Due within 1 year	31,266
Due after 1 year within 2 years	15,670
Due after 2 years within 3 years	6,843
Due after 3 years within 4 years	5,410
Due after 4 years within 5 years	4,486
Thereafter	11,372

Total minimum lease payments	75,047

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets or related asset group will be sufficient to recover the remaining recorded asset values. Impairment losses are not charged to segment profit. The disclosure below has been modified to reflect the revised segments.

The Company recognized impairment losses in the aggregate of 1,020 million yen and 884 million yen of long-lived assets for the three months ended June 30, 2015 and 2014, respectively. 629 million yen of impairment losses for the three months ended June 30, 2015 were related to “Eco Solutions” segment. 719 million yen of impairment losses for the three months ended June 30, 2014 were related to “Other” segment.

(6)	Per Share Information

Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of June 30 and March 31, 2015 are as follows:

	Yen
	June 30, 2015	March 31, 2015
Panasonic Corporation shareholders’ equity per share	839.59	788.87

Net Income Attributable to Panasonic Corporation Common Shareholders per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Panasonic Corporation common shareholders per share computation for the three months ended June 30, 2015 and 2014 are as follows:

	Yen (millions)
	Three months ended June 30
	2015	2014
Net income attributable to Panasonic Corporation common shareholders	59,519	37,929

	Number of shares
	Three months ended June 30
	2015	2014
Average common shares outstanding	2,311,250,258	2,311,550,809
Dilutive effect:
Stock options	208,680	—

Diluted common shares outstanding	2,311,458,938	2,311,550,809

	Yen
	Three months ended June 30
	2015	2014
Net income attributable to Panasonic Corporation common shareholders per share:
Basic	25.75	16.41
Diluted	25.75	—

Diluted net income attributable to Panasonic Corporation common shareholders per share for the three months ended June 30, 2014 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(7)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the three months ended June 30, 2015 and 2014 are as follows:

	Yen (millions)
	Three months ended June 30, 2015
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2015	1,823,293	169,259	1,992,552
Cash dividends	(23,113)	(10,348)	(33,461)
Repurchase of common stock	(49)	—	(49)
Sale of treasury stock	2	—	2
Increase (decrease) mainly in capital transactions	(149)	1,463	1,314
Comprehensive income:
Net income	59,519	6,209	65,728
Other comprehensive income (loss), net of tax	80,982	(14)	80,968

Total comprehensive income	140,501	6,195	146,696

Balance at June 30, 2015	1,940,485	166,569	2,107,054

	Yen (millions)
	Three months ended June 30, 2014
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2014	1,548,152	38,286	1,586,438
Cash dividends	(18,492)	(14,836)	(33,328)
Repurchase of common stock	(16)	—	(16)
Sale of treasury stock	1	—	1
Increase (decrease) mainly in capital transactions	—	(1,711)	(1,711)
Comprehensive income:
Net income	37,929	4,157	42,086
Other comprehensive income (loss), net of tax	(3,906)	(1,771)	(5,677)

Total comprehensive income	34,023	2,386	36,409

Balance at June 30, 2014	1,563,668	24,125	1,587,793

Net income attributable to Panasonic Corporation and transfers to noncontrolling interests for the three months ended June 30, 2015 and 2014 are as follows:

	Yen (millions)
	Three months ended June 30
	2015	2014
Net income attributable to Panasonic Corporation	59,519	37,929
Transfers to noncontrolling interests:
Increase (decrease) in capital surplus for purchase of additional shares in consolidated subsidiaries, etc.	(149)	—

Total	(149)	—

Change from net income attributable to Panasonic Corporation and Transfers to noncontrolling interests	59,370	37,929

(8)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three months ended June 30, 2015 are as follows:

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available-for- sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Accumulated other comprehensive income (loss)—Balance at April 1, 2015	11,858	14,285	3,135	(222,529)	(193,251)
Arising during the period:
Pre-tax amount	38,384	22,561	(3,026)	47,135	105,054
Tax expense	—	(7,267)	998	(15,060)	(21,329)

Net-of-tax amount	38,384	15,294	(2,028)	32,075	83,725

Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	(373)	(55)	(1,027)	(1,939)	(3,394)
Tax expense	—	18	39	580	637

Net-of-tax amount	(373)	(37)	(988)	(1,359)	(2,757)

Other comprehensive income (loss), net-of-tax amount	38,011	15,257	(3,016)	30,716	80,968
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	1,300	(53)	(16)	(1,245)	(14)

Accumulated other comprehensive income (loss)—Balance at June 30, 2015	48,569	29,595	135	(190,568)	(112,269)

Pre-tax amount of reclassification adjustment for (gains) losses included in net income on the table above, is included in the following in the consolidated statements of income.

Translation adjustments—Other income (deductions)

Unrealized holding gains (losses) of available-for-sale securities—Other income (deductions)

Unrealized holding gains (losses) of derivative instruments

Foreign exchange contract     1,319 million yen—Other income (deductions)

Commodity derivatives           (292) million yen—Cost of sales

Pension liability adjustments—Net periodic pension cost

Components of other comprehensive income (loss) for the three months ended June 30, 2014 are as follows:

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available-for- sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Accumulated other comprehensive income (loss)—Balance at April 1, 2014	(167,219)	6,027	(237)	(290,270)	(451,699)
Arising during the period:
Pre-tax amount	(24,529)	5,549	1,048	5,652	(12,280)
Tax expense	—	(1,802)	16	1,006	(780)

Net-of-tax amount	(24,529)	3,747	1,064	6,658	(13,060)

Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	4,359	(304)	80	2,999	7,134
Tax expense	—	107	0	142	249

Net-of-tax amount	4,359	(197)	80	3,141	7,383

Other comprehensive income (loss), net-of-tax amount	(20,170)	3,550	1,144	9,799	(5,677)
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	(1,639)	16	12	(160)	(1,771)

Accumulated other comprehensive income (loss)—Balance at June 30, 2014	(185,750)	9,561	895	(280,311)	(455,605)

Pre-tax amount of reclassification adjustment for (gains) losses included in net income on the table above is included in the following in the consolidated statements of income.

Translation adjustments—Other income (deductions)

Unrealized holding gains (losses) of available-for-sale securities—Other income (deductions)

Unrealized holding gains (losses) of derivative instruments

Foreign exchange contract    74 million yen—Other income (deductions)

Commodity derivatives     (154) million yen—Cost of sales

Pension liability adjustments—Net periodic pension cost

(9)	Supplementary Information

Included in other deductions for the three months ended June 30, 2015 and 2014 are as follows:

	Yen (millions)
	Three months ended June 30
	2015	2014
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	192	3,784
Write-down of investment securities	2	2
Foreign exchange losses	—	185

Foreign exchange gains included in other income for the three months ended June 30, 2015 are 2,577 million yen.

Net periodic benefit costs for the three months ended June 30, 2015 and 2014 are a gain of 5,501 million yen and a loss of 5,445 million yen, respectively.

Included in provision for income taxes for the three months ended June 30, 2015 was an income tax benefit (gain) associated with decreases in valuations allowance on deferred tax assets of 17,039 million yen in Panasonic Corporation on consolidation. This change in the judgement is a result of applying consolidated tax resolved on July 29, 2015 by Panasonic’s Board of Directors.

(10)	Fair Value

ASC 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at June 30 and March 31, 2015:

	Yen (millions)
	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	98,214	—	—	98,214
Corporate and government bonds	—	2,374	—	2,374
Other debt securities	—	2	—	2

Total available-for-sale securities	98,214	2,376	—	100,590

Derivatives:
Foreign exchange contracts	—	2,106	—	2,106
Cross currency swaps	—	473	—	473
Commodity futures	5,515	3,421	—	8,936

Total derivatives	5,515	6,000	—	11,515

Liabilities:
Derivatives:
Foreign exchange contracts	—	4,996	—	4,996
Cross currency swaps	—	53	—	53
Commodity futures	11,535	4,395	—	15,930

Total derivatives	11,535	9,444	—	20,979

	Yen (millions)
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	74,556	—	—	74,556
Corporate and government bonds	—	2,371	—	2,371
Other debt securities	—	2	—	2

Total available-for-sale securities	74,556	2,373	—	76,929

Derivatives:
Foreign exchange contracts	—	5,820	—	5,820
Cross currency swaps	—	141	—	141
Commodity futures	7,487	594	—	8,081

Total derivatives	7,487	6,555	—	14,042

Liabilities:
Derivatives:
Foreign exchange contracts	—	3,371	—	3,371
Cross currency swaps	—	629	—	629
Commodity futures	11,193	4,085	—	15,278

Total derivatives	11,193	8,085	—	19,278

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

For the three months ended June 30, 2015 and 2014, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

The fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Available-for-sale securities

The carrying amount is equal to the fair value which is estimated based on quoted market prices or other observable inputs. The fair value is also described in Note 3.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified long-term debt in Level 2. The carrying amount and fair value at June 30, 2015 are 921,003 million yen and 933,638 million yen, respectively. The carrying amount and fair value at March 31, 2015 are 962,029 million yen and 974,671 million yen, respectively.

Derivative financial instruments

The fair value of derivative financial instruments is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The Company classified advances in Level 2. The following table excludes advances for which carrying amount approximates fair value.

Financial instruments other than those listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(11)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At June 30, 2015, the maximum amount of undiscounted payments the Company would have to make in the event of default was 23,177 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at June 30, 2015 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At June 30, 2015, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 1,472 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at June 30, 2015 was immaterial.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restoration upon their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to trade, tax, products or intellectual properties, or governmental investigations. The Company has been dealing with the various litigations and investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines.

Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, have been subjected to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). For the year ended March 31, 2010, the Japan Fair Trade Commission (JFTC) issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company challenged the orders. In May 2015, JFTC made a decision to revoke a part of the orders and sustain the other, but MTPD and its subsidiaries appealed to the Tokyo High Court because they believe the decision is factually and legally erroneous. For the year ended March 31, 2013, the Company and MTPD received notification of a European Commission Decision in violation of EU competition law and appealed to the European General Court against the decision because Panasonic believes this decision is factually and legally erroneous as it applies to Panasonic and MTPD. Since June 2012, the Company and Sanyo Electric Co., Ltd., a subsidiary of the Company, have been subjected to investigations by the European Commission, in respect of alleged antitrust violations relating to the rechargeable battery. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions, will not have a material effect on the Company’s consolidated financial statements.

The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

(12)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

“Appliances” is comprised of development, manufacture and sales of consumer electronics (such as flat panel TVs, refrigerators, washing machines, personal-care products, microwave ovens, home audio equipment, video equipment, vacuum cleaners, rice cookers), air-conditioners (such as room air-conditioners, large-sized air-conditioners), cold chain (such as showcases), devices (such as compressors, fuel cells) and bicycle related products.

“Eco Solutions” is comprised of development, manufacture and sales of products such as lighting fixtures, lamps, wiring devices, solar photovoltaic systems, water-related products, interior furnishing materials, ventilation and air-conditioning equipment, air purifiers, and nursing-care-related products.

“AVC Networks” is comprised of development, manufacture and sales of products such as aircraft in-flight entertainment systems, PCs, projectors, digital cameras, mobile phones, surveillance cameras, fixed phones and faxes, and social infrastructure systems equipment.

“Automotive & Industrial Systems” is comprised of development, manufacture and sales of automotive products (such as car-use-multimedia-related equipment, electrical components), energy products (such as lithium-ion batteries, storage batteries, dry batteries), industrial devices (such as electronic components, electronic materials, automation controls, semiconductors, LCD panels, optical devices) and factory solutions (such as electronic-component-mounting machines, welding equipment, electric motors).

“Other” consists of PanaHome Corporation and others.

By Segment:

As of April 1 2015, motor businesses were transferred from Appliances to Automotive & Industrial Systems. In addition to this, sales departments of consumer products in Japan and China which were previously not allocated to any reportable segments were transferred to Appliances. Accordingly, segment information for the three months ended June 30, 2014 has been reclassified to conform to the presentation for the three months ended June 30, 2015. Information by segment for the three months ended June 30, 2015 and 2014 is shown in the tables below:

	Yen (millions)
	Three months ended June 30
	2015	2014
Sales:
Appliances:
Customers	534,178	555,963
Intersegment	64,813	60,904

Total	598,991	616,867
Eco Solutions:
Customers	312,173	324,355
Intersegment	58,037	60,085

Total	370,210	384,440
AVC Networks:
Customers	242,652	227,253
Intersegment	28,499	30,438

Total	271,151	257,691
Automotive & Industrial Systems:
Customers	655,025	639,548
Intersegment	41,622	43,183

Total	696,647	682,731
Other:
Customers	121,095	129,951
Intersegment	2,052	13,225

Total	123,147	143,176
Eliminations and Adjustments:
Customers	(7,280)	(24,790)
Intersegment	(195,023)	(207,835)

Total	(202,303)	(232,625)

Consolidated total	1,857,843	1,852,280

	Yen (millions)
	Three months ended June 30
	2015	2014
Segment profit (loss):
Appliances	23,772	30,973
Eco Solutions	9,212	16,210
AVC Networks	5,101	(3,060)
Automotive & Industrial Systems	28,490	21,079
Other	(5,230)	(2,037)
Eliminations and Adjustments	15,213	19,121

Total segment profit	76,558	82,286

Interest income	5,930	3,159
Dividends received	1,058	1,008
Other income	9,702	6,434
Interest expense	(4,656)	(4,805)
Impairment losses of long-lived assets	(1,020)	(884)
Other deductions	(14,897)	(32,087)

Consolidated income before income taxes	72,675	55,111

The figures in “Eliminations and Adjustments” include revenues and expenses which are not attributable to any reportable segments for the purpose of evaluating operating results of each segment, consolidation adjustments, and eliminations of intersegment transactions.

Adjustments to segment sales to Customers for the three months ended June 30, 2015 and 2014 mainly include price differences between sales prices to external customers and the internal sales prices adopted for performance measurement purposes for the sales of consumer products through sales departments, and consolidation adjustments for sales price of 14,077 million yen and a deduction of 547 million yen, respectively. Adjustments also include the sales of certain associated companies under the equity method, amounting to a deduction of 23,694 million yen and 25,066 million yen, respectively, included in segment sales solely for the purpose of assessing segment performance.

Adjustments to segment profit for the three months ended June 30, 2015 and 2014 mainly include 8,441 million yen and 15,971 million yen, respectively, of profit and (loss) of corporate headquarters and sales departments of consumer products which are not allocated to any reportable segments. The adjustments also include 6,772 million yen and 3,150 million yen of consolidation adjustments, respectively, mainly related to amortization of finite-lived intangible assets recognized upon business combinations and other differences in accounting standards.

Transfers between business segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the three months ended June 30, 2015 and 2014.

By Geographical Area:

Sales attributed to countries based upon the customer’s location for the three months ended June 30, 2015 and 2014 are as follows:

	Yen (millions)
	Three months ended June 30
	2015	2014
Sales:
Japan	825,134	857,417
North and South America	307,478	282,262
Europe	169,673	179,725
Asia and Others	555,558	532,876

Consolidated total	1,857,843	1,852,280

United States included in North and South America	273,490	242,174
China included in Asia and Others	264,491	263,367

Major countries or regions in each location are as follows:

North and South America; North America and Latin America

Europe; Europe and Africa

Asia and Others; Asia, China and Oceania

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

(13)	Cash Dividends

On April 28, 2015, the board of directors approved a year-end dividend of 10.0 yen per share, totaling 23,113 million yen on outstanding common stock as of March 31, 2015. The dividends, which became effective on June 4, 2015, were sourced out of retained earnings.